Exhibit 99.8

PRESS RELEASE

TotalEnergies proposes a dividend
of 3.40€/share for fiscal year 2025,

a 5.6% increase

Paris, February 11th, 2026 - The Board of Directors met on February 10, 2026, and decided to propose at the Shareholders’ Meeting to be held on May 29, 2026, the dividend distribution of 3.40 €/share for fiscal year 2025, a 5.6% increase compared to the dividend for fiscal year 2024 of 3.22 €/share.

The final dividend for fiscal year 2025 would be 0.85 €/share, identical to the three interim dividends for fiscal year 2025 previously decided by the Board of Directors.

Subject to the Shareholders’ Meeting approval, the final dividend will be detached and paid in cash, according to the following timetable:

	Euronext	NYSE

Ex-dividend date [1]	June 30, 2026	June 30, 2026

Payment date [2]	July 2, 2026	July 22, 2026

1 As a reminder, the record date for shares listed on the NYSE is June 30, 2026.

2 The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published at 2:00 p.m. (Paris time) on July 15, 2026. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/investors/shares-and-dividends/dividends). To ensure orderly dividend payment across both markets, a transfer freeze period between the two markets will be in effect from June 29, 2026 at 3:00 p.m. (New-York time) until the opening of the Euronext market on July 2, 2026.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

Contacts TotalEnergies

Relations Media: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Disclaimer:

The terms “TotalEnergies” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to expectations regarding returns to stockholders, including with respect to future dividends, the anticipated payment of dividends to owners of ordinary shares registered on the U.S. register in U.S. dollars and the timetable relating to such dividends. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives, or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the risk factors described from time to time in the Company’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC.

Future interim or final annual dividends payments beyond the interim dividend payable on April 2, 2026 (or April 23, 2026 for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Moreover, the payment of dividends to owners of the ordinary shares held on the U.S. register in U.S. dollars and the timetable for such payments will depend on, among other things, the ability to pay such dividend in U.S. dollars in compliance with applicable law and securities exchange rules in effect, the maintenance of the structure necessary to distribute such dividends in U.S. dollars, including through French and U.S. paying agents or other intermediaries, the timely processing of distributions through such structure, and declaration of an ex-dividend date by each of the relevant exchanges that corresponds to the expectations of the Company.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.